Exhibit 11

Horace Mann Educators Corporation
Computation of Net Income per Share
For the Years Ended December 31, 2019, 2018 and 2017
(Amounts in thousands, except per share data)

	Year Ended December 31,
	2019	2018	2017
Basic:

Net income	$184,443	$18,343	$169,459
Weighted average number of common shares during the period	41,738	41,570	41,365

Net income per share - basic	$4.42	$0.44	$4.10

Diluted:

Net income	$184,443	$18,343	$169,459
Weighted average number of common shares during the period	41,738	41,570	41,365
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	79	100	112
Common stock units related to deferred compensation for employees	—	25	25
Restricted common stock units related to incentive compensation	132	199	63
Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,949	41,894	41,565

Net income per share – diluted	$4.40	$0.44	$4.08

Percentage of dilution compared to basic net income per share	0.5%	—%	0.5%